Mail Stop 4561

June 27, 2007

James R. Arnold, Jr.
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803

>   Re: **Nuance Communications, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed on May 31, 2007**
>   **File No. 333-143428**

Dear Mr. Arnold:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You have not included a complete copy of the merger agreement as an exhibit to your filing. Certain of the exhibits to that agreement, including Exhibit E, entitled "Merger Consideration Distribution," are missing. Item 601(b)(2) of Regulation S-K requires you to file these exhibits, provided that they are material to an investment decision. The calculation of the merger consideration would appear to fall into this category. Please file Exhibit E or tell us why it is not material.

2.   You refer to the document as a joint information statement/prospectus, but the document also states that you are "soliciting an action by written consent." As such, the document appears to be more in the nature of a consent solicitation statement/prospectus. Referring to the document as an information statement may give investors the impression that the merger has been accomplished, and that their vote is not being sought. If you intend by this choice of terminology to refer to the fact that a majority of VoiceSignal stockholders have already agreed to vote their shares in favor of the merger, tell us whether you considered disclosing this fact on the cover page of the prospectus and explaining to investors why their vote is nevertheless important.

Prospectus cover page

3.   The cover page should provide prominently state the name of the issuer. It appears that much of the text of the second paragraph could be deleted, as that detailed information concerning the legal mechanics of the transaction does not appear key to investor understanding of the proposed business combination, which is explained in the first paragraph. Your cover page should be limited to truly significant information about the general nature of the transaction proposed and the effect it will have on shareholders of each affected entity.

4.   You state that VoiceSignal stockholders will be entitled to receive a mix of cash and shares of Nuance common stock, in the event the merger is completed. Revise to state that the exact amounts of cash and stock will vary, and cross-reference to the page number of the document where you provide detailed information about what VoiceSignal stockholders will receive. Indicate the anticipated maximum number of shares of Nuance common stock that would be issued in the aggregate and the percentage of Nuance common stock that this would represent. Disclose the minimum cash amount and the minimum share amount to be received by VoiceSignal stockholders on a per share or per 100-share basis. This information is essential to provide the VoiceSignal stockholders with a meaningful overview of the terms of the proposed transaction and the effect it will have on them.

Consideration in the Merger, page 2

5.   We understand from your disclosure here, on page 41, and elsewhere throughout the document that VoiceSignal stockholders will receive stock consideration in the form of a pro rata portion of 5,836,576 shares of Nuance common stock, apportioned as described in Exhibit E and subject to adjustments. The potential impact of these adjustments and their effect on what shareholders will receive appears estimable. Therefore, please provide, in the sections of the document where you describe the merger consideration, specific information concerning the

number of shares of Nuance common stock that a VoiceSignal stockholder will receive for each share of VoiceSignal common stock, using assumptions you disclose. Then, disclose the effect of fluctuations in parameters that would require adjustments in the share amount. Please also disclose that the parties valued Nuance common stock at the time of execution of the merger agreement at $15.42. Finally, in these sections, please urge potential investors to obtain current market quotations for Nuance common stock. Over a reasonable range of price fluctuations, show the effect of price changes on the value that VoiceSignal stockholders will receive.

6.   Similarly, with respect to the cash consideration, please provide the approximate dollar value of cash a VoiceSignal stockholder will receive for each share of VoiceSignal common stock if the merger is completed, with appropriate disclaimers regarding adjustments for stock option exercises and fees and expenses. On page 13 of the prospectus, for instance, you calculate that VoiceSignal stockholders will receive $1.3875 of cash consideration in exchange for each share of VoiceSignal capital stock. The information appearing on this page should be more fully incorporated into the sections of the document which discuss the merger consideration, so that an investor can easily determine the approximate stock and cash consideration the investor will receive upon completion of the merger.

7.   In the disclosure described above regarding the pro rata portion of the cash consideration, please calculate this amount with respect to the lowest amount of cash that is assured to be issued if the merger is completed -- that is, the pro rata portion of $180 million (taking into account the $30 million escrow amount). You may include disclosure that there is a possibility of increase in the cash consideration if amounts remain in the escrow fund after the escrow period has expired.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please address all comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                  Sincerely,

                  Mark P. Shuman
                  Branch Chief-Legal

cc: <u>Via facsimile: (202) 973-8899</u>
        Robert D. Sanchez, Esq.
        Wilson Sonsini Goodrich & Rosati Professional Corporation